SECURITIES AND EXCHANGE COMMISSION

Release No. 35566; File No. 812-15779

Credit Suisse Services AG, et al.; Notice of Application and Temporary Order

May 5, 2025.

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants (defined below) have applied for a temporary order ("Temporary Order") exempting them from section 9(a) of the Act with respect to a guilty plea entered by Credit Suisse Services AG (the "Pleading Entity" or "CSSAG") in connection with a plea agreement (the "2025 Plea Agreement") between the Pleading Entity and the United States Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a permanent order.

Applicants: CSSAG, UBS Asset Management (Americas) LLC ("UBSAM"), UBS Asset Management (US) Inc. ("UBSAM (US)"), UBS Asset Managers of Puerto Rico ("UBSAM (PR)"), and UBS Financial Services Inc. ("UBSFS") (each, an "Applicant" and, collectively, the "Applicants"), and UBS AG ("UBS AG").[1]

Filing Date: The application was filed and amended on May 5, 2025.

Hearing or Notification of Hearing: The Temporary Order will be effective until such time as the Commission takes final action on the application by issuing an order granting the requested

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[1]   UBS AG is a party to the application solely for purposes of making the representations and agreeing to the conditions in the application that apply to it.

relief, unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 30, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Patrick Shilling, UBS AG, 11 Madison Avenue, New York, New York 10010; Norm Champ, P.C. and Mark Filip, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

Applicants' Representations:

1.   CSSAG, a company organized under the laws of Switzerland, provided banking, administrative, legal and compliance services to Credit Suisse AG (the "CS Bank").[2]

2.   UBSAM, a limited liability company operating under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). UBSAM serves as investment adviser (either as primary investment adviser or as investment sub-adviser) to each Fund[3] listed in Part 1 of Appendix A to the application.

3.   UBSAM (US), a corporation formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). UBSAM (US) serves as principal underwriter and distributor to each open-end RIC ("Open-End Fund") listed in Part 2 of Appendix A to the application.

4.   UBSAM (PR), a division of UBS Trust Company of Puerto Rico, a trust company formed under the Puerto Rico Trust Company Act, is registered as an investment adviser under the Advisers Act. UBSAM (PR) serves as investment adviser to each Fund listed in Part 3 of Appendix A to the application.

5.   UBSFS is a corporation organized under the laws of Delaware. UBSFS is registered with the Commission as a broker-dealer under the Exchange Act and is registered as an investment adviser under the Advisers Act. UBSFS serves as principal underwriter to each Fund listed in Part 4 of Appendix A to the application.

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[2]   The Pleading Entity is an applicant, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person (as defined below).

[3]   The term "Fund" or "Funds," as used in the application, refers to any U.S. registered investment company ("RIC"), employees' securities company ("ESC"), and any investment company that has elected to be treated as a business development company under the Act ("BDC") for which an Applicant currently provides, or may in the future provide, Fund Servicing Activities (defined below), or a Covered Person (defined below), subject to the terms and conditions of the Orders.

6. Each of the above Applicants is an indirect wholly-owned subsidiary of UBS AG (UBS AG, together with its wholly-owned subsidiaries and affiliated entities, "UBS"). UBS AG, a company incorporated under the laws of Switzerland, is a Swiss-based global financial services firm with offices in more than 50 countries. UBS AG, its affiliates, and subsidiaries engage in a full range of financial services activities in Switzerland and globally, including personal banking, commercial banking, investment banking, global wealth management, and asset management.[4]

7. Currently, UBSAM, UBSAM (US), UBSAM (PR) and UBSFS (together, the "Fund Servicing Applicants"), collectively serve as investment adviser or investment sub-adviser to RICs and ESCs and as principal underwriter to Open-End Funds (such activities, collectively, "Fund Servicing Activities").[5] The Pleading Entity is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person") of each of the Fund Servicing Applicants.[6]

8. While no existing company of which the Pleading Entity is an Affiliated Person (other than the Applicants) currently serves as an investment adviser or depositor of any RIC, ESC or BDC, or as principal underwriter for any Open-End Fund, unit investment trust ("UIT"), or registered face-amount certificate company ("FACC"), the Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company (with the exception of UBS AG and the 2014 CS Applicants (as defined below)) of which the Pleading Entity is an Affiliated Person and to any other company of which the Pleading Entity may

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[4]   UBS Group AG ("UBS Group"), the ultimate parent of the Pleading Entity, does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person.

[5]   The term "Fund Servicing Activities," as it relates to Covered Persons (defined below), refers to each of the capacities identified in Section 9(a) of the Act in which a Covered Person currently serves or may serve in the future.

[6]   Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

become an Affiliated Person in the future (together with the Applicants other than the Pleading

Entity, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the

Act.[7]

9.   The 2025 Plea Agreement relates to a one-count criminal information that DOJ

filed on May 19, 2014 in the District Court for the Eastern District of Virginia (the

"Information") charging CS Bank with conspiracy to commit tax fraud related to accounts CS

Bank established for U.S. cross-border clients in violation of Title 18, United States Code,

Section 371. CS Bank waived indictment and pleaded guilty to the charge set out in the

Information (the "2014 Plea") through a plea agreement dated May 19, 2014 (the "2014 Plea

Agreement").

10.   According to the Statement of Facts that served as the basis for the 2014 Plea

Agreement (the "2014 Statement of Facts"), CS Bank operated a cross-border banking business

that knowingly and willfully aided U.S. clients in opening and maintaining undeclared accounts

and concealing their offshore assets and income from the Internal Revenue Service (the "IRS"),

assisted U.S. clients in filing false tax returns with the IRS, and failed to develop and implement

an effective system of compliance controls to prevent and detect policy violations regarding the

proper handling of accounts for U.S. clients, among other admissions.

11.   Under the terms of the 2014 Plea Agreement, CS Bank agreed to undertake,

among other actions: (i) to close the accounts of recalcitrant account holders (as defined in

Section 1471(d)(6) of the Internal Revenue Code); (ii) implement procedures to prevent its

employees from assisting recalcitrant account holders to engage in further concealment in

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[7]   Applicants represent that no legacy Credit Suisse entities have provided Fund Servicing Activities since May 1, 2024 and no legacy Credit Suisse entity would rely on the Orders as all the legacy Credit Suisse entities that have engaged in Fund Servicing Activities have transferred their Fund Servicing Activities to the Fund Servicing Applicants.

connection with closing any account or transferring any funds; (iii) not open any U.S. Related

Accounts (as defined in paragraph I.B.9 of the Program for Non-Prosecution Agreements or

Non-Target Letters for Swiss Banks (the "Program")) except on conditions that ensure the

account will be declared to the United States and will be subject to disclosure by the CS Bank;

and (iv) promptly disclose all evidence and information described in Sections II.D.I and II.D.2 of

the Program.[8]

     12.   In May 2025, as part of a global settlement, CSSAG entered into the 2025 Plea

Agreement whereby CSSAG agreed to waive indictment and plead guilty to a single-count

criminal information charging CSSAG with conspiracy to commit tax evasion in violation of

Title 18, United States Code, Section 371 (the "2025 Plea").

     13.   According to the Statement of Facts that served as the basis for the 2025 Plea

Agreement (the "2025 Statement of Facts"), CSSAG, its former sister entity CS Bank, and

certain of its subsidiaries and affiliates at the time of the merger of UBS Group and Credit Suisse

Group AG ("Credit Suisse") on June 12, 2023 (collectively, the "CSSAG Affiliates") did not

adequately identify U.S.-related accounts prior to the 2014 Plea, which partially forms DOJ's

claim that the 2014 Plea was violated.

     14.   Additionally, the 2025 Statement of Facts stated that the CSSAG Affiliates' post-

plea conduct—through to approximately July 2021—breached the terms of the 2014 Plea

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[8]   The Program is included as an attachment to the Joint Statement between the U.S. Department of Justice and the Swiss Federal Department of Finance (Aug. 29, 2013), *available at* https://www.justice.gov/tax/file/631356/dl. On May 19, 2014 and June 16, 2014, Credit Suisse Asset Management, LLC ("CSAM"), Credit Suisse Asset Management Limited ("CSAML"), Credit Suisse Hedging-Griffo Servicos Internaçionais S.A., Credit Suisse Securities (USA) LLC ("CSSU") and CS Bank (collectively, the "2014 CS Applicants") received temporary and permanent relief, respectively, from the Commission under section 9(c) of the Act exempting such 2014 CS Applicants from section 9(a) as a result of the 2014 Plea and a related Commission settlement announced on February 21, 2014. *See In the Matter of Credit Suisse Group AG*, SEC Rel. Nos. 34-71593 and IA-3782 (Feb. 21, 2024) and *In the Matter of Credit Suisse Asset Management, LLC, et al.,* SEC Rel. Nos. IC-31051 (May 19, 2014) (notice and temporary order) and 31082 (June 16, 2014) (permanent order).

Agreement. According to the 2025 Statement of Facts, the CSSAG Affiliates failed to close

recalcitrant accounts that they knew to be U.S. accounts in a timely fashion, opened accounts for

U.S. persons after the 2014 Plea under circumstances where the accounts were not declared to

the U.S., and failed to provide in a timely and complete manner the requisite information about

U.S. accounts, which assisted U.S. clients in concealing their offshore assets from the IRS.

15.   Following the events that led to 2025 Plea Agreement, on March 23, 2023, UBS

Group announced a merger agreement to acquire Credit Suisse, which is ongoing and has

occurred in multiple steps (the "Merger").

16.   UBS Group and Credit Suisse completed the step of merging their holding

companies on June 12, 2023.[9] UBS AG and CS Bank, the main operating subsidiaries of UBS

Group and Credit Suisse, respectively, merged on May 31, 2024, with CS Bank ceasing to exist

and UBS AG as the surviving entity succeeding to all the rights and obligations of CS Bank by

operation of law.

17.   On May 1, 2024, CSAM was merged with and into UBSAM, with UBSAM as the

surviving entity. UBSAM is now the investment adviser to the Funds previously advised by

CSAM. Separately, a subadvisory agreement relating to a Fund subadvised by CSAML—one of

the 2014 CS Applicants—has been terminated. Additionally, on May 1, 2024, Credit Suisse's

mutual fund underwriting and distribution activity and certain asset management dedicated

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[9]   Prior to the first step of the Merger, on June 7, 2023, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting CSSU, Credit Suisse First Boston Mortgage Securities Corp. ("CSFB"), DLJ Mortgage Capital, Inc. ("DLJ", and together with CSSU and CSFB, the "Settling Entities"), CSAM and CSAML (collectively with the Settling Entities, the "2023 Fund Servicing Applicants," and, collectively, with DLJ and CSFB, the "2023 Applicants"), and UBS Covered Persons (as defined in the relevant application) from section 9(a) of the Act with respect to an injunction against the Settling Entities entered on October 24, 2022 by the Superior Court of New Jersey relating to violations of state law in connection with the offer, sale, or purchase of more than a dozen residential mortgage-backed securities between May 2006 and April 2007. *Credit Suisse Asset Management, LLC., et al.;* Release No. IC-34941 (June 7, 2023). On July 5, 2023, the Commission issued the Permanent Order. *Credit Suisse Asset Management, LLC., et al.;* Release No. IC-34956 (July 5, 2023).

personnel were transferred from CSSU, an entity within Credit Suisse's legacy investment bank division, to UBSAM (US). No legacy Credit Suisse entities have provided Fund Servicing Activities since May 1, 2024 and no legacy Credit Suisse entity would rely on the Orders as all the legacy Credit Suisse entities that have engaged in Fund Servicing Activities have transferred their Fund Servicing Activities to the Fund Servicing Applicants.

18. As of September 30, 2024, UBS had approximately $6.2 trillion of invested assets for clients globally, of which over $2 trillion was managed in the United States. UBSAM advises approximately $542 billion as of December 31, 2024, including approximately $128.9 billion in Fund assets invested by tens of thousands of investors.

Applicants' Legal Analysis:

1. Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or as principal underwriter for any Open-End Fund, UIT, or FACC, if such person "within 10 years has been convicted of any felony or misdemeanor… arising out of such person's conduct as… [a] bank." Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty.[10] Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Pleading Entity is an Affiliated Person of each Fund Servicing Applicant within the meaning of section 2(a)(3) of the

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[10] Section 59 of the Act provides that Section 9 of the Act shall apply to a BDC to the same extent as a registered closed-end investment company. ESCs are not specifically mentioned in section 9 of the Act but are nonetheless required to comply with its requirements under the terms of the exemptive relief under which they operate. *See, e.g., In the Matter of Credit Suisse First Boston, Inc.*, File No. 813-198, Investment Company Act Release Nos. 25670 (July 23, 2002) (notice) and 25702 (Aug. 20, 2002) (order).

Act. Therefore, the 2025 Plea would result in a disqualification of Fund Servicing Applicants for ten years under section 9(a)(3) from acting in any of the capacities listed in section 9(a), by effect of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that: "[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection [9](a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application." Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that: (i) the conduct underlying the 2025 Plea Agreement (as described in the 2025 Statement of Facts) (the "Conduct") did not involve any of the Fund Servicing Applicants acting as an investment adviser, depositor or principal underwriter for any Fund, or any Fund with respect to which Fund Servicing Applicants engage in Fund Servicing Activities; (ii) application of the statutory bar would impose significant hardships on the Funds and their shareholders; (iii) the prohibitions of section 9(a), if applied to Fund Servicing Applicants, would be unduly or disproportionately severe; (iv) the Conduct has not been such that would make it against the public interest or protection of investors to grant the exemption

from section 9(a); and (v) the Conduct occurred prior to the completion of CS Bank's merger with UBS.

4.   Applicants argue that it would be against the public interest and protection of investors, and would be unduly and disproportionately severe, to bar the Fund Servicing Applicants (all of which are UBS entities that would be considered Affiliated Persons of CSSAG only as a result of the Merger) from providing Fund Servicing Activities as a result of Conduct by Credit Suisse's prior banking business that is wholly unrelated to any Fund Servicing Activities.

5.   Applicants assert that the inability of the Fund Servicing Applicants to continue providing investment advisory, sub-advisory, and underwriting services to the Funds would result in the Funds and their shareholders facing significant hardships. As a practical matter, disqualifying the Fund Servicing Applicants from engaging in Fund Servicing Activities for the Funds would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. In addition, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds. Transitioning the Funds to another investment adviser (including sub-adviser) and principal underwriter without adequate time for the Fund Servicing Applicants and the boards of the Funds to consider and properly evaluate alternative options could result in substantial costs to, and lost opportunities for, the Funds and their underlying investors. Applicants also state that the effect of a disqualification on the Applicants' businesses and employees would also be severe. The Applicants have committed substantial capital and other resources to fostering highly valued long-term client relationships and establishing expertise in financial advisory and underwriting services. There are currently 79 UBS RICs with over tens of thousands of shareholders and over $125 billion in total assets. Without the requested relief, UBSAM (US)

and UBSFS would lose a significant part of their business, potentially leading to layoffs of personnel. In the case of UBSAM and UBSAM (PR), the effects of a disqualification would be particularly significant, as these investment advisers provide investment advisory services with respect to approximately $543.8 billion in assets under management in the United States ($130.7 billion of which constitutes the assets under management of advised and, for UBSAM, sub-advised Funds) as of December 31, 2024. The disqualification of UBSAM from providing investment advisory services to the ESCs without a section 9(c) relief is similarly not in the public interest or in furtherance of the protection of investors, and would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of UBSAM and its affiliates, it would not be consistent with the purposes of the employees' securities company provisions of the Act, and it would be impermissible under the terms and conditions of the ESC exemptive order under which the ESC operates to require another entity not affiliated with UBSAM to manage the ESCs.

6.   The Applicants represent that: (i) none of the current or former directors, officers or employees of the Applicants (other than certain current and former personnel of CSSAG who were not, are not and will not be involved in Fund Servicing Activities) had any involvement in the Conduct; (ii) no person who has been or who subsequently may be identified by CSSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant, CSSAG, and of any Covered Person; (iii) no persons who otherwise were involved in the Conduct have had, and will have any future, involvement in the Applicants', CSSAG's or Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the directors, officers and employees of the Applicants and 2014 CS Applicants (as defined below) (other than certain current and former

personnel of CSSAG and CS Bank who were not involved in any Fund Servicing Activities) did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

7.   In addition, Applicants agree as a condition of the application that the material terms and conditions of the 2025 Plea Agreement will be complied with in all material respects. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

8.   Applicants note that as part of the Merger, UBS has made integration of Credit Suisse's U.S. compliance framework a top priority. UBS and Credit Suisse have undertaken extensive efforts to accomplish the integration, including through a specific project that covers multiple workstreams staffed with dozens of UBS and Credit Suisse subject matter experts, and is subject to a rigorous governance framework with senior management oversight. Applicants further state that UBS will undertake certain other remedial measures, as described in greater detail in the application. These remedial measures by UBS include: (i) continuing to incorporate Credit Suisse into its U.S. banking compliance framework; (ii) integrating appropriate enhancements from Credit Suisse's compliance framework, which efforts include detailed side-by-side comparisons of elements of the U.S. compliance framework from both banks, to ensure coverage and identify complementary opportunities for enhancement; (iii) analysis of key compliance lessons learned by Credit Suisse after the 2014 Plea, including from the monitorship, DOJ's investigation, and significant cases of interest; (iv) implementing existing client reviews and remediation to avoid onboarding of unwanted U.S. person client relationships; (v) migration

of Credit Suisse accounts onto the UBS platform and IT systems; and (vi) undertaking efforts to ensure CSSAG's compliance with its obligations under the 2025 Plea Agreement and to continue related compliance efforts stemming from the 2014 Plea Agreement, which are expected to include continuing to report and close recalcitrant U.S. accounts held at Credit Suisse, completing work to integrate Credit Suisse's compliance program into the existing UBS framework, submitting quarterly reports to the DOJ regarding the opening of U.S. accounts, the status of existing remediation efforts, including the monitoring and closing of U.S. accounts, and future plans to change, implement, and/or enforce compliance efforts, and providing other cooperation and assistance with tax prosecutions as specified in the 2025 Plea Agreement. After the merger, UBS conducted a risk-based review of Credit Suisse employees who were implicated in the Conduct, and referred certain personnel to UBS's disciplinary and conduct review process, which review remains ongoing. As of the date of the application, employees whose disciplinary review processes have been concluded and were found responsible for the Conduct had either left Credit Suisse prior to the identification of the Conduct or were subsequently terminated by UBS.[11] As a result of the foregoing, the Applicants submit that absent relief, the prohibitions of section 9(a) as applied to the Covered Persons would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption.

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[11] For purposes of the application, an employee is deemed responsible for the Conduct if the person: (i) has been or subsequently may be identified by any U.S. or non-U.S. regulatory or enforcement agencies as responsible for the Conduct or (ii) was found by UBS to have knowingly and directly participated (e.g., through their role as a relationship manager and directly interfacing with clients) in the Conduct post-2014 Plea, upon the conclusion of UBS's disciplinary and conduct review process. For purposes of UBS's determination of whether a particular employee is deemed responsible for the Conduct, this does not include any employee who did not knowingly participate in the Conduct but may have been deemed responsible due to failure to follow elements of corporate compliance policy (e.g., an employee who did not follow-up on information that may have led to discovery of the misconduct).

9.   Certain of the Applicants and their affiliates have previously applied for exemptive orders under section 9(c) of the Act, as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application will be without prejudice to, and will not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Neither the Applicants, UBS AG, nor any of the other Covered Persons will employ any person who previously has been or who subsequently may be identified by CSSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

3.   UBS AG, each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of such Orders or as such later date as may be contemplated by the Commission, as applicable.

4.   The material terms and conditions of the 2025 Plea Agreement will be complied with in all material respects.

5.   The Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the

Commission's Division of Enforcement of a material violation of the terms and conditions of the

Orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the

necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Fund Servicing

Applicants and any other Covered Persons are granted a temporary exemption from the

provisions of section 9(a), effective as the date of this order, solely with respect to the 2025 Plea

entered into pursuant to the 2025 Plea Agreement, subject to the representations and conditions

in the application, until the Commission takes final action on the Applicants' application for a

permanent order.

By the Commission.

Sherry R. Haywood,

Assistant Secretary.